Exhibit 99.1
Bitdeer Announces December 2024 Production and Operations Update

- Production of approximately 35 EH/s of SEALMINER A2s through Q3 2025 remains on track.
- ~7 EH/s of SEALMINER A2s allocated for external sale have been ordered by customers, including the full receipt of related down payments.
- SEAL03 sample wafers with an anticipated chip efficiency of 10 J/TH expected in Q1 2025.
- SEAL04 R&D remains on track to achieve industry leading efficiency of 5 J/TH with anticipated initial tape-out in Q3 2025.

SINGAPORE, January 8, 2025 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for December 2024.

Operational Update

•	Self-mined Bitcoin: 145 Bitcoins.
•	Mining Rig Manufacturing and R&D:
o
SEALMINER A1: Mass production of approximately 3.7 EH/s of mining rigs remains on track with 0.3 EH/s powered on, 0.3 EH/s delivered for installation, 0.6 EH/s in-transit to data centers and 2.5 EH/s in production.

o	SEALMINER A2:
o
Production of approximately 35 EH/s of mining rigs through Q3 2025 remains on track. First trial batch of Air cooling rigs are expected to be delivered to our mining datacenters for testing in January 2025.

o
~29,000 units (~7 EH/s out of the 35 EH/s) of SEALMINER A2s allocated for external sale (both Air cooling and Hydro cooling), have been ordered by customers, including the full receipt of related down payments from customers. These mining rigs are expected to begin shipment in March through Q2 2025.

o	SEALMINER A3:
o	SEAL03 initial tape-out sample wafers with an expected chip efficiency of 10 J/TH are expected in Q1 2025.
o	SEALMINER A4:
o	SEAL04 R&D remains on track to achieve industry leading efficiency of 5 J/TH with anticipated initial tape-out in Q3 2025.
•	HPC/AI:
o	Discussions are ongoing with multiple development partners and potential end users for selected sites.
o	Bitdeer AI cloud services powered by NVIDIA DGX SuperPod with H100 systems maintained an average utilization rate of approximately 90% for the month.
o	Co-hosted VLM Bootcamp with NVIDIA for participants to explore and create with VLM via Bitdeer AI Studio.
•	Hosting:
o	Client-hosted machines decreased by 2,000 units while overall hashrate increased by 0.8 EH/s due to higher efficiency machines hosted by clients.
•	Infrastructure:
o
Tydal, Norway, 40 MW phase 1 expansion has completed installation of transformers, with delivery and installation of electrical equipment currently in progress. The energization is currently pending for regulatory approval.

o	Rockdale, Texas, USA, 100 MW hydro-cooling conversion is on track for phased completion during Q1 2025.
o	Jigmeling, Bhutan, 500 MW construction is on track with the primary substation expected to be completed by Q1 2025.
o
Massillon, Ohio, USA, 221 MW substation construction started and is expected to be completed in Q3 2025. Building design is completed and construction is underway, expected to be completed in phases between Q3 and Q4 2025.

o	1.1 GW of new power capacity is on track to come online in 2025.

•	Financing:
o	Full repayment of the outstanding principal balance of US$10 million of the senior secured notes issued to sellers in the previously announced acquisition of TROLL HOUSING AS and TYDAL DATA CENTER AS.

Management Commentary

“2025 is poised to be a transformative year for Bitdeer, marked by many exciting milestones,” stated Linghui Kong, Chief Business Officer of Bitdeer. “With the mass production of our SEALMINER A1 and A2 well underway, we are set to significantly expand our self-mining hashrate and commence miner sales to third party customers. Looking ahead, the planned releases of SEALMINER A3 and A4 in 2025 further strengthen our position to become an industry leading supplier in the multi-billion dollar ASICs market. Further, we are on track to energize over 1.1 GW of our 2.5 GW power portfolio over the next twelve months. Sustaining this momentum across multiple initiatives is a testament to our team’s dedication and belief in our mission. As we move into 2025, we are eager to solidify Bitdeer’s position as a leader in the crypto industry as well as the broader technology sector.”

Production and Operations Summary

Metrics	Dec 2024	Nov 2024	Dec 2023
Total hash rate under management[1] (EH/s)	21.6	20.7	21.0
- Proprietary hash rate	8.9	8.8	8.4
• Self-mining	8.5	8.2	6.7
• Cloud Hash Rate	0.0	0.2	1.7
• Delivered but not hashing	0.4	0.4	-
- Hosting	12.7	11.9	12.6
Mining machines under management	175,000	178,000	215,000
- Self-owned[2]	85,000	86,000	86,000
- Hosted	90,000	92,000	129,000
Bitcoins mined (self-mining only)	145	150	434
Bitcoin held	594	443	43

1 Total hash rate under management as of December 31, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Rockdale, Texas – 100 MW Hydro-cooling conversion to be energized in phases in Q1 2025:

•	Cooling system will be delivered and installed in phases in Q1 2025.
•	Planning for phased energization between January and March 2025.

Tydal, Norway – 175 MW site expansion anticipated to be fully energized by mid-2025:

•
Installation of the transformers has been completed, with the delivery and installation of electrical equipment currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

•	Tydal, Norway Phase 1 40 MW expansion pending regulatory approval. Energization of the full 175 MW site is reasonably expected to be no later than mid-2025.

Massillon, Ohio – 221 MW site construction has begun ahead of schedule:

•	Substation construction is underway and is expected to be completed in Q3 2025.
•	Building design is completed and construction has begun earlier than expected, estimated to be completed in phases between Q3 and Q4 2025.
•	Estimated energization timeline remains on track for mid-to-late 2025.

Jigmeling, Bhutan – 500 MW site is progressing well, with the following key milestones achieved:

•	Construction of transformer and container foundations in progress and will be completed in phases, with the last phase expected by the end of February 2025.
•	132kb/140MW and 220kv/360MW substation designs are completed with construction anticipated to be ready by the end of Q1 2025.
•	Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation work to be completed in phases over Q1 and Q2 2025.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, with completion in phases by the end of Q1 2025.

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[5]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Pending Regulatory Approval
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

4 Indicative timing. All timing references are to calendar quarters and years.
5 Figures may not add up due to rounding.

Upcoming Conferences and Events

•	January 14-17, 2025: 27th Annual Needham Growth Conference in New York City
o	Management Presentation is scheduled for 9:30 am ET on January 15, 2025 and can be viewed at this link.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com